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                              September 23, 2021

       John T. Greene
       Executive Vice President, Chief Financial Officer
       Discover Financial Services
       2500 Lake Cook Road
       Riverwoods, Illinois 60015

                                                        Re: Discover Financial
Services
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 17,
2021
                                                            File No. 001-33378

       Dear Mr. Greene:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 1A. Risk Factors, page 25

   1. Disclose any material litigation risks related to climate change and the potential impact to the company.
       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations, page 50

   2. There have been significant developments in federal and state legislation and regulation and international
accords regarding climate change. We note that you have not discussed the impact of pending
or existing climate change-related legislation, regulations, and international accords
in your SEC filing. Please revise your disclosure to identify material existing climate
change-related legislation, regulations, and international accords and any material effect on your
business, financial condition, and results of operations.
 John T. Greene
Discover Financial Services
September 23, 2021
Page 2
3. In your 2020 Corporate Responsibility Report, you refer to climate-related projects that you have undertaken. If material, please describe these projects and quantify related capital expenditures in your filing. Please also tell us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Corporate Responsibility Report.
4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
5. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
6. Quantify any material increased compliance costs related to climate change.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if
you have questions relating to these comments.



FirstName LastNameJohn T. Greene                               Sincerely,
Comapany NameDiscover Financial Services
                                                               Division of
Corporation Finance
September 23, 2021 Page 2                                      Office of
Finance
FirstName LastName